Exhibit 99.99

SOLARBANK CORPORATION

Security Class: Common Shares

FORM OF PROXY

Annual General & Special Meeting to be held on Thursday, December 14, 2023

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10 a.m., Eastern Time, on Tuesday, December 12, 2023, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS	
MAIL or HAND DELIVERY	**Endeavor Trust Corporation** **702 – 777 Hornby Street** **Vancouver, BC V6Z 1S4**
FACSIMILE – 24 Hours a Day	**604-559-8908**
EMAIL	**proxy@endeavortrust.com**
ONLINE	**As listed on Form of Proxy or Voter Information Card**

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

SOLARBANK CORPORATION

Appointment of Proxyholder

I/We, being holder(s) of **SolarBank Corporation** hereby appoint: **Dr. Richard Lu, Chief Executive Officer**, or, failing him, **Sam Sun, Chief Financial Officer**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **SolarBank Corporation** to be held at 803 - 505 Consumers Rd. Toronto, ON M2J 4Z2 **on December 14, 2023 at 10:00 a.m.**, Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Article Amendment** The articles to be amended to set a new minimum and maximum number of directors, as more particularly described in the information circular;	☐	☐

	For	Against
2. **Number of Directors** The number of Directors shall be set to 4 (four);	☐	☐

3. **Election of Directors**	For	Withhold
i) **Dr. Richard Lu**	☐	☐
ii) **Paul Pasalic**	☐	☐
iii) **Paul Sparkes**	☐	☐
iv) **Olen Aasen**	☐	☐

	For	Withhold
4. **Appointment of Auditor** To appoint **MSLL CPA LLP, Chartered Professional Accountants,** as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;	☐	☐

	For	Against
5. **Share Compensation Plan** To approve the Company's Share Compensation Plan and all unallocated entitlements under the Share Compensation Plan.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

____

Print Name(s) & Signing Capacity(ies), if applicable

____

Date (MM-DD-YY)
THIS PROXY MUST BE DATED